

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 21, 2014

Via E-mail
Ms. Debra A. Hess
Chief Financial Officer
NorthStar Realty Finance Corp.
399 Park Avenue, 18th Floor
New York, New York 10022

> **Re:** **NorthStar Realty Finance Corp.**
> **Form 10-K for fiscal year ended December 31, 2013**
> **Filed on February 28, 2014**
> **File No. 001-32330**

Dear Ms. Hess:

We have reviewed your response dated October 14, 2014 and have the following additional comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2013

Financial Statements

Notes to Consolidated Financial Statements

Note 3. Variable Interest Entities, page 132

1. We have considered your response to our prior comment. Please address the following related to your deconsolidated CDOs:

   - Please confirm for us that NorthStar Realty Finance continues to collect 90% and 77% of the senior and subordinate fee, respectively.

- Please explain to us in greater detail how the subordinate fee is calculated. To the extent the subordinate fee is contingent on some benchmark or event, please tell us the CDOs history of incurring and paying that fee.
- Please tell us the business reason why the third party collateral manager would be willing to accept the rights and obligations of the collateral manager in exchange for a relatively small percentage of the senior and subordinate fee.
- Please explain to us in greater detail how you considered the clean up call right in arriving at the conclusion that you are no longer the primary beneficiary of the CDOs.
- We note the disclosure in your form 10-Q for the period ended June 30, 2014 that you retained certain administrative rights subsequent to the delegation agreement. Please provide us with a summary of the rights and obligations retained by NorthStar Realty Finance and explain to us how you determined the third party collateral manager has the power over the activities that most significantly impact the economic performance of the VIE in spite of the rights held by NorthStar Realty Finance.
- Please tell us whether the decisions of the third party collateral manager are subject to approval by NorthStar Realty Finance or whether NorthStar Realty Finance has any veto authority over the decisions of the third party collateral manager.
- Please tell us whether the third party collateral manager holds any additional interest in the CDOs.
- Please tell us how the senior and subordinate fees compare, individually and in the aggregate, to the anticipated economic performance of the CDOs.

You may contact Peter McPhun, Staff Accountant, at 202-551-3581 or the undersigned at 202-551-3438 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Robert F. Telewicz, Jr.

Robert F. Telewicz, Jr.
Senior Staff Accountant